EXHIBIT (a)(11)

ATS Corporation Announces Program for Early Exercise of Warrants

MCLEAN, VA – (BUSINESSWIRE) – April 8, 2008, ATS Corporation (“ATSC” or the “Company”) (OTCBB:  ATCT), a leading information technology company that delivers innovative technology solutions to government and commercial organizations, announced today that the Company has offered holders of all 36,380,195 outstanding, publicly-traded warrants the opportunity to exercise the warrants on amended terms, for a limited time.

ATSC is modifying the terms of the warrants to allow holders to receive one share of common stock for every 12.5 warrants surrendered, without paying a cash exercise price.  In addition, for each 10 warrants a holder tenders in the cashless exercise, the holder can exercise one additional warrant by paying a reduced cash exercise price of $2.25 for one share of common stock.  Exercising warrants at the reduced cash price is not a requirement to participating in the cashless exercise.

The offer will commence on April 8, 2008, and continue until May 6, 2008 at 5 p.m., Eastern Daylight Time, unless extended or withdrawn. Existing warrants must be tendered prior to the expiration of the offer, and tenders of existing warrants may be withdrawn at anytime on or prior to the expiration of the offer. Withdrawn warrants will be returned to the holder in accordance with the terms of the offer. Upon termination of the offer, the original terms of the warrants will be reinstituted and the warrants will expire on October 19, 2009, unless earlier redeemed according to their original terms.

“The purpose of the offer is primarily to reduce the number of warrants outstanding and thus reduce the market overhang related to our common stock.  The offer will also raise additional capital if holders take advantage of the reduced cash exercise price,” said Dr. Edward H. Bersoff, Chairman, President and Chief Executive Officer of ATSC.  “We believe that we have created a program that is attractive to holders of all of our securities.”

Each director of the Company who owns warrants, including Dr. Bersoff, will exercise all of his warrants pursuant to this offer.  Such exercise may be through either cashless net exercise or reduced cash exercise, at the option of the director, but in accordance with the terms of the offer.  Collectively, the directors of the Company own approximately three million of the Company’s outstanding warrants.

The terms and conditions of the offer are as set forth in the offer letter and related documentation and will be distributed to holders of ATSC warrants on April 8, 2008.

CRT Capital Group LLC is acting as dealer manager in connection with the warrant offer.

A copy of the offering documents may be obtained from Morrow & Co., LLC, the Information Agent for the offering.  Morrow’s telephone number for bankers and brokers is (800) 662-5200 and for all other security holders is (800) 607-0088.  Please contact the Information Agent with any questions regarding the offering.

Investors are urged to read the following documents to be filed with the Securities Exchange Commission (SEC), as they may be amended from time to time, relating to the offer as they contain important information: (1) the Schedule TO and related Offer Letter; (2) the post-effective amendment to the registration statement on Form S-3 related to the offer; and (3) ATSC’s other reports filed with the SEC for information about ATSC generally.  These and any other documents relating to the offer, when they are filed with the SEC, may be obtained at the SEC’s website at www.sec.gov, or from the Information Agent as noted above.  This press release itself is not intended to constitute an offer or solicitation to buy or exchange securities in ATSC, nor shall there be any sale or purchase of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

An amended registration statement related to the shares of common stock that may be issued in the warrant offer program will be filed with the SEC and has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time that the amendment becomes effective.

About ATS Corporation

ATSC is a leading provider of software and systems development, systems integration, infrastructure management and outsourcing, information sharing and consulting to the Department of Defense, Federal civilian agencies, public safety and national security customers, as well as commercial enterprises.  Headquartered in McLean, Virginia, the Company has more than 750 employees at 14 locations across the country.

Safe Harbor

Any statements in this press release about future expectations, plans, and prospects for ATSC, including statements about the estimated value of the contract and work to be performed, and other statements containing the words “estimates,” “believes,” “anticipated,” “plans,” “expects,” “will,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including:  the Company’s dependence on its contracts with federal government agencies for the majority of its revenue, the Company’s dependence on its GSA schedule contracts and its position as a prime contractor on government-wide acquisition contracts to grow its business, and other factors discussed in the Company’s latest annual report on Form 10-K filed with the Securities and Exchange Commission on March 17, 2008, as amended on March 21, 2008.  In addition, the forward-looking statements included in this press release represent the Company’s views as of April 8, 2008.  The Company anticipates that subsequent events and developments will cause its views to change.  However, while the Company may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so.  These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to April 8, 2008.

Additional information about ATSC may be found at www.atsva.com.

Company Contact:

Joann O’Connell

Vice President, Investor Relations

ATS Corporation

(703) 506-0088